Keefe, Bruyette & Woods, Inc.

787 Seventh Avenue, 4th Floor

New York, New York 10019

Drexel Hamilton, LLC

77 Water Street

New York, New York 10005

February 4, 2022

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Stacie Gorman
David Link

Re:	byNordic Acquisition Corporation
Registration Statement on Form S-1 (Registration File No. 333-248488)
Filed August 28, 2020, as amended

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join the request of byNordic Acquisition Corporation that the effectiveness for the above-captioned Registration Statement on Form S-1 filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on Tuesday, February 8, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the Securities Act, the undersigned advise that as of the date hereof, as many copies of the preliminary prospectus dated January 18, 2022 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus will be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

We, the undersigned, as representatives of the underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Acting on behalf of themselves and the Underwriters

Keefe, Bruyette & Woods, Inc.

By:	/s/ Craig DeDomenico
Name:	Craig DeDomenico
Title:	Managing Director

Drexel Hamilton, LLC

By:	/s/ Anthony Felice
Name:	Anthony Felice
Title:	Managing Partner